Uranium Participation Corporation

Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com

July 27, 2009

SUPPL

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

[redacted]

09046687

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (**SEC File No. 82-35023**)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Release dated June 15, 2009
Report of Voting Results for the Annual Meeting of Shareholders held on June 23, 2009
Press Release dated July 27, 2009

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has offered for distribution to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext. 235.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: ______________________
André Desautels
Corporate Secretary

Enclosures

Uranium Participation Corporation

RECEIVED
2009 AUG -5 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT MAY 31, 2009

TORONTO, June 15, 2009 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at May 31, 2009 was CDN\$609,873,000 or CDN\$7.12 per share. As at May 31, 2009, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	\$ 262,565	\$ 291,371
Uranium hexafluoride ("UF_6")	1,492,230 KgU	\$ 271,466	\$ 222,446
		\$ 534,031	\$ 513,817
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		\$ 48.40	\$ 53.71[1]
- In United States dollars		\$ 43.37	\$ 49.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		\$ 181.92	\$ 149.07[1]
- In United States dollars		\$ 168.15	\$ 136.00

[1] Converted at the May 31, 2009 exchange rate of \$1.0961.

Uranium Corp has agreed to purchase 100,000 pounds of U_3O_8 for US\$4,600,000 and 470,000 KgU as UF_6 for US\$62,000,000. Delivery of the U_3O_8 is anticipated in June 2009 and delivery of the UF_6 is anticipated at various dates over the balance of the 2009 calendar year. These commitments will be funded from the proceeds of Uranium Corp's public offering which closed on May 28, 2009 for gross proceeds of approximately CDN\$103,608,000.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Annual Meeting of Shareholders

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

The following sets forth a brief description of each matter voted upon at the Corporation's Annual Meeting of Shareholders and the outcome of the vote:

	Description of Motion	**Outcome of Vote**
1.	Ordinary resolution approving the election of Paul J. Bennett, Jeff Kennedy, Garth A.C. MacRae and Richard H. McCoy to serve as Directors, to hold office until the next Annual General Meeting unless his office is earlier vacated.	Resolution approved.
2.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation, to hold office until the next Annual General Meeting of Shareholders, and for the Directors to fix their remuneration as such.	Resolution approved.

Attached to this report is a report of Computershare Investor Services Inc., the scrutineers of the Meeting, in respect of each matter.

Dated at Toronto, Ontario as of this 23rd day of June, 2009.

URANIUM PARTICIPATION CORPORATION

Per: Andre Desautels
Corporate Secretary

Computershare

URANIUM PARTICIPATION CORPORATION
ANNUAL MEETING OF SHAREHOLDERS
HELD ON JUNE 23, 2009

FINAL SCRUTINEERS' REPORT

3	SHAREHOLDERS IN PERSON, REPRESENTING	2,920	SHARES
42	SHAREHOLDERS BY PROXY, REPRESENTING	36,209,306	SHARES
45	TOTAL SHAREHOLDERS, HOLDING	36,212,226	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE: 72,328,591

PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING: 50.07 %

DANIELA MUNOZ
SCRUTINEER

JAMIE BAJZIK
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

URANIUM PARTICIPATION CORPORATION
ANNUAL MEETING OF SHAREHOLDERS
HELD ON JUNE 23, 2009

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect Paul J. Bennett as Director	35,408,524	0	800,782	0	0	97.79%	0.00%	2.21%
Elect Jeff Kennedy as Director	35,443,386	0	765,920	0	0	97.88%	0.00%	2.12%
Elect Garth A.C. MacRae as Director	35,340,421	0	868,885	0	0	97.60%	0.00%	2.40%
Elect Richard H. McCoy as Director	35,334,551	0	874,755	0	0	97.58%	0.00%	2.42%
Appointment of Auditors	36,184,867	0	24,438	0	1	99.93%	0.00%	0.07%

TOTAL SHAREHOLDERS VOTED BY PROXY:	42
TOTAL SHARES ISSUED & OUTSTANDING:	72,328,591
TOTAL SHARES VOTED:	36,209,306
TOTAL % OF SHARES VOTED:	50.06%

DANIELA MUNOZ
SCRUTINEER

JAMIE BAJZIK
SCRUTINEER

Uranium
Participation
Corporation

Press Release

FOR IMMEDIATE RELEASE Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT JUNE 30, 2009

TORONTO, July 27, 2009 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at June 30, 2009 was CDN$668,847,000 or CDN$7.80 per share. As at June 30, 2009, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,525,000 lbs	$ 267,566	$ 333,986
Uranium hexafluoride ("UF_6")	1,842,230 KgU	$ 324,177	$ 304,106
		$ 591,743	$ 638,092
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.43	$ 60.45[1]
- In United States dollars		$ 43.41	$ 52.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 175.97	$ 165.08[1]
- In United States dollars		$ 161.39	$ 142.00

[1] Converted at the June 30, 2009 exchange rate of $1.1625.

Uranium Corp has agreed to purchase 120,000 KgU as UF_6 for US$15,600,000. Delivery of the UF_6 is anticipated in the fourth calendar quarter of 2009 and will be funded from cash on hand.

About Uranium Participation Corporation
Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372